UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

ALERE INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-16789	04-3565120
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

51 Sawyer Road, Suite 200, Waltham, Massachusetts 02459

(Address of Principal Executive Offices) (Zip Code)

Douglas Barry, Associate General Counsel, (781) 647-3900

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Conflict Minerals Disclosure

Alere Inc. has filed a Conflict Minerals Report as an exhibit to this Specialized Disclosure Report and posted a copy of the Conflict Minerals Report, on its publicly available Internet website at http://www.alere.com/en/home/about/conflict-minerals.html.

Item 1.02 Exhibit

Alere Inc. has filed its Conflict Minerals Report as Exhibit 1.01 to this Specialized Disclosure Report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Conflicts Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ALERE INC.

Date: May 31, 2017	By:	/s/ Douglas J. Barry
Douglas J. Barry
Assistant Secretary